PUBLIC

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BB 3/3/10

SECUR 10028244 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leonard & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 West Long Lake Road, Suite 150
(No. and Street)

Troy (City) Michigan (State) 48098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Weber (248) 952-5858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Pkwy., Suite 1100 (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leonard & Company, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC TREATMENT REQUESTED

LEONARD & COMPANY

DECEMBER 31, 2009

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Ste 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

BOARD OF DIRECTORS AND SHAREHOLDERS
LEONARD & COMPANY

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Leonard & Company (the Company), as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leonard & Company, as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 23, 2010
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 228,380
Restricted cash	50,000
Commissions receivable	826,877
Advances to salesmen	391,125
Due from related companies	500,683
Prepaid expenses	19,988
Deferred tax assets	335,000
	$ 2,352,053

LIABILITIES AND SHAREHOLDERS' EQUITY

Commissions payable	$ 552,838
Accrued expenses	4,000
Notes payable – Regulatory agency	229,853
Subordinated borrowings	1,000,000
	1,786,691
COMMITMENT AND CONTINGENCIES	
Shareholders' equity:	
Preferred stock, 60,000 shares authorized; 26,290 shares issued (aggregate liquidation preference of $2,629,000)	2,629,000
Common stock, no par value; 60,000 shares authorized; 29,666.90 shares issued	202,900
Additional paid-in capital	810,500
Deficit	(3,042,970)
	599,430
Less: Treasury stock – At cost - 1,666.75 shares	(34,068)
	565,362
	$ 2,352,053

The accompanying notes are an integral part of this financial statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

Leonard & Company (the Company) is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC), the State of Michigan, and 44 other states, plus the District of Columbia, and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company is engaged primarily in the sale of fixed income securities, equity services, variable life insurance products, and providing investment advisory services.

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker. The carrying broker is responsible for complying with all regulatory requirements related to carrying customer accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Periodically, the Company's cash accounts exceed the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to significant credit risk.

The Company considers financial instruments with a maturity of less than 120 days to be cash equivalents.

Restricted Cash

At December 31, 2009, restricted cash represents cash on deposit with the Company's clearing broker.

Receivables and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with transaction dates over 30 days old.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the transaction date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2009, all commissions were considered collectible and no allowance was necessary. There are receivables amounting to $743 older than 90 days at December 31, 2009.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Fees

Investment advisory fees that have been billed to the fiduciary accounts managed by the Company are recorded in the month earned.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*, which require recognition of and disclosures related to uncertain tax positions. Under the guidance, the Company assessed the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The adoption had no effect on the Company's shareholders' equity. The Company is no longer subject to examination by U.S. federal tax authorities for tax years before 2006.

Subsequent Events

Management has evaluated subsequent events through February 23, 2010, the date the financial statements were available to be issued.

NOTES TO THE FINANCIAL STATEMENT

3. ADVANCES TO SALESMEN

Advances to salesmen consist of short-term, non-interest bearing advances of commissions. The Company expects to collect these amounts within twelve months of the date of the financial statements. Approximately 80% of the balance is due from three salespersons.

4. NOTES PAYABLE – REGULATORY AGENCY

At December 31, 2009, notes payable - regulatory agency consists of five notes totaling $229,853, payable to FINRA in total monthly installments of $10,754, which includes interest ranging from 6.25% to 8.5%, due through May 2012. Interest expense related to the notes amounted to approximately $19,000 during the year ended December 31, 2009.

Future maturities of these notes at December 31, 2009, were:

2010	$ 109,363
2011	101,338
2012	19,152
	$ 229,853

5. SUBORDINATED BORROWINGS

At December 31, 2009, subordinated borrowings consisted of a note payable to the Company's clearing broker, payable in the amount of $1,000,000, due May 2011. Interest payments are at LIBOR (LIBOR – 0.23% at December 31, 2009) plus 2% and are due quarterly. Interest on borrowings amounted to approximately $30,000 during the year ended December 31, 2009.

The subordinated borrowings are available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The 2009 subordinated borrowings were approved by FINRA as net equity capital.

6. PREFERRED STOCK

The preferred stock outstanding is summarized as follows:

	December 31, 2009	
	Number of Shares	Amount
Series 2	4,200	$ 420,000
Series 3	22,090	2,209,000
	26,290	$ 2,629,000

NOTES TO THE FINANCIAL STATEMENT

6. PREFERRED STOCK (Continued)

Series 2 Preferred Stock (Series 2) has no par value, is non-voting, paying a cumulative dividend semi-annually at an 11% annualized rate and is callable by the Company at $105 per share.

Series 3 Preferred Stock (Series 3) has no par value, is non-voting, paying a cumulative dividend semi-annually at a 10% annualized rate and is callable by the Company at $101 per share.

Shareholders may redeem their preferred stock at $100 per share on the annual anniversary date of their original purchase, plus an amount equal to the unpaid cumulative dividends, if any, outstanding as of the redemption date.

In the event of liquidation or dissolution of the Company, holders of preferred shares shall be entitled to receive from the assets of the Company, after payment of all debts, $100 per share plus an additional amount equal to any unpaid accumulated dividends and dividends accrued thereon. If the amounts payable on liquidation or dissolution are not paid in full, the holders of the preferred shares shall share ratably in any distribution of the assets.

The holders of Series 2 Preferred Stock shall have priority upon liquidation or dissolution of the assets of the Company. The holders of Series 3 are subordinate to the holders of Series 2.

In 2009, dividends paid on preferred stock are summarized as follows:

Series 2	$ 46,200
Series 3	207,619
	$ 253,819

During 2009, one Series 3 shareholder triggered their put option at $100 per share plus cumulative unpaid dividends on 300 Series 3 shares owned. Additionally, a shareholder of the Company was issued 1,500 of Series 3 shares at $100 per share.

In 2010, the Board of Directors declared a dividend to Series 2 preferred stock shareholders payable on January 4, 2010. Total dividends paid amounted to $23,100.

7. RELATED PARTY TRANSACTIONS

The Company has made non-interest bearing, short-term advances to LIG. Amounts due from these advances as of December 31, 2009, were $500,683.

The Company has the obligation to assume partial liabilities of LIG which amounted to $145,178 at December 31, 2009.

NOTES TO THE FINANCIAL STATEMENT

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to provide or sell the financial instrument underlying the contract at a loss.

9. COMMITMENT AND CONTINGENCIES

Stock Repurchase Agreement

The Company is obligated under a stock repurchase agreement with its individual shareholders which provides for, among other things, repurchase of shares in the event of death. The Company has the right of first refusal to acquire all or any part of shares in the event of separation of employment or retirement of a shareholder. The repurchase price per share is based upon the fair market value of the shares as defined in the agreement.

Litigation

The Company, from time to time, is a defendant in various actions filed by individuals or companies. The ultimate outcome of these actions is not determinable; however, in the opinion of management, the ultimate outcome will have no material effect on the Company's financial position.

Regulatory Examination

The Company, as a member of FINRA and the NFA, is subject to FINRA, SEC and NFA regulatory examinations from time to time. Included in notes payable – regulatory agency is a liability of approximately $230,000 for settlements reached in 2008 and 2009 with FINRA. There are no other pending matters with FINRA, the SEC or the NFA.

10. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(i) and 15c3-7(a)(2)(iv), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $214,138, which was $152,013 in excess of its required net capital of $62,125.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2009, the ratio was 4.35 to 1.

NOTES TO THE FINANCIAL STATEMENT

11. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

12. INCOME TAXES

The significant temporary differences that give rise to the deferred tax assets at December 31, 2009, are as follows:

- Expenses not deductible for tax purposes until paid
- Net operating loss carryforward of approximately $786,000 which expires in 2028

At December 31, 2009, there was no valuation allowance required on the deferred income tax assets.

focused.
experienced.
responsive.

LEONARD & COMPANY

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

Cohen
Fund Audit Services

LEONARD & COMPANY

AGREED-UPON PROCEDURES

FOR THE PERIOD FROM APRIL 1, 2009, TO DECEMBER 31, 2009

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Ste 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

BOARD OF DIRECTORS AND SHAREHOLDERS
LEONARD & COMPANY

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by Leonard & Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements listed in the general ledger and respective copies of check stubs or checks written by or on behalf of the Company, noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009, to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009, to December 31, 2009, noting no differences.

3. Compared adjustment regarding revenues from distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products (related revenues) reported in Form SIPC-7T to the related revenues listed on the Company's FOCUS reports for the period from April 1, 2009, to December 31, 2009, noting no differences.

4. Compared adjustment regarding other revenue not related either directly or indirectly to the securities business (other revenues) reported in Form SIPC-7T to the other revenues listed on the Company's trial balance for the period from April 1, 2009, to December 31, 2009, noting no differences.

5. Compared the potential adjustment regarding total interest and dividend expense but not in excess of total interest and dividend income (interest and dividend expense) reported in Form SIPC-7T to the interest and dividend expense listed on the Company's FOCUS reports for the period from April 1, 2009, to December 31, 2009, noting no differences.

6. Compared the potential adjustment regarding 40% of interest earned on customer's securities accounts (customer's interest) reported in Form SIPC-7T to the 40% of customer's interest listed on the Company's trial balance for the period from April 1, 2009, to December 31, 2009, noting no differences.

7. Proved the arithmetical accuracy of the calculations regarding the related deductions for revenues, other revenues, and the greater of total interest and dividend expense and customer's interest, along with the assessment calculation reflected in Form SIPC-7T. *The total assessment balance (line F) on Form SIPC-7T was not calculated correctly. It should be $12,389. Therefore, the overpayment carried forward on line H should be $180.*

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Fund Audit Services

February 23, 2010
Westlake, Ohio

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047298 FINRA DEC
LEONARD & COMPANY 13*13
1450 W LONG LAKE RD STE 150
TROY MI 48098-6352

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 17,023

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (4,634)

______
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,569

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,569

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Leonard + Company
(Name of Corporation, Partnership or other organization)

Michelle Stafford
(Authorized Signature)

Dated the 22nd day of February, 2010.

VP - Compliance + Operations
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 8,330,393

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 1,402,217

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Financial Planning Fees — 1,150

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 36,572

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 117,586

Enter the greater of line (i) or (ii) — 117,586

Total deductions — 1,520,953

2d. SIPC Net Operating Revenues — $ 6,809,440

2e. General Assessment @ .0025 — $ 17,023

(to page 1 but not less than $150 minimum)